SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

   Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OPENS 3 NEW ROME DOMESTIC ROUTES,
& ALLOCATES 6 AIRCRAFT TO A ROME FIUMICINO BASE
RISING TO 12 BASED AIRCRAFT IN SEPT 2014

Ryanair, Italy's No.1 airline today (26th Nov) announced that it would respond to the numerous requests it had received from Southern Italian airports by allocating 6 aircraft to a new base in Rome Fiumicino Airport, and launching 3 new Southern Italy domestic routes with multiple daily flights to Catania and Palermo (in Sicily) and Lamezia (in Calabria) with these daily flights commencing on Wed 18th December next.  Ryanair also confirmed the 6 aircraft allocated to this new Rome Fiumicino base will also offer daily business flights to Brussels (Zaventum) and Barcelona (El Prat).

These 3 new domestic routes from Rome Fiumicino will bring to 9 the no. of domestic routes served by Ryanair from Rome, (as Alghero, Bari, Brindisi, Cagliari, Comiso and Trapani are already served from Rome Ciampino).  Ryanair confirmed that over the next 12 months, it will move many of these Italian domestic routes from Ciampino to Fiumicino which will be its main airport for domestic services to/from Rome.  This will free up slots at Rome Ciampino thereby enabling Ryanair to add more international flights and more new routes to its schedule at Rome Ciampino, the preferred Rome airport for travellers to/from international destinations.

Starting in just under four weeks time, Ryanair's daily services from Rome Fiumicino to Catania (5 times daily), Palermo (4 times daily) and Lamezia (2 times daily) will start at fares from just €49 one way (incl. all taxes and charges) which will be more than one third cheaper than Alitalia's lowest fares on these domestic routes which currently start at €75 one way.

Ryanair also confirmed that it will increase these daily frequencies if Alitalia cuts back.  Ryanair has also offered to use its low fare flights to feed into Alitalia's international network to/from Rome Fiumicino.  Ryanair has for example offered to carry Alitalia passengers at one-way fares from just €50 which will enable Alitalia to significantly reduce the costs of its feed traffic on these domestic routes to Rome Fiumicino.  Ryanair has also requested a meeting with Alitalia to examine any other opportunities which may exist for co-operating with and assisting Alitalia in its current restructuring.

Speaking in Rome, Ryanair's Michael Cawley said:

"We are pleased to increase our domestic operation from 6 to 9 routes from Rome, with high frequency daily services from Rome Fiumicino to Catania, Lamezia and Palermo.  We are also pleased to open a 6 allocated aircraft base in Rome Fiumicino from December 18th to establish what will grow to be a large domestic base, which will create opportunities for Ryanair to significantly expand its international routes and frequencies at our principal Rome (Ciampino) airport.  This Fiumicino base will increase from 6 to 10 or 12 allocated aircraft from October 2014, when Ryanair takes delivery of its next new aircraft orders from Boeing.

Since Ryanair is Italy's No. 1 airline, it is important that we respond to our airport partners, who are looking to ensure that they have secure domestic routes and feed to/from Rome Fiumicino, particularly as Alitalia continues to restructure.  Ryanair will guarantee that connectivity to Rome and to Southern Italy will be maintained regardless of Alitalia's plans to reduce capacity on domestic routes.

We hope Alitalia will take up our offer to co-operate with them, as we believe Ryanair's new low fare domestic flights to Fiumicino can significantly assist Alitalia through the restructuring which is necessary to restore its profitability and secure the future of as many of Alitalia's employees as possible.  Ryanair believes that by offering to feed Alitalia's international hub at Fiumicino and by searching for opportunities to work with and assist Alitalia in its turnaround, that we can help the new investors and the management of Alitalia to return that airline to profitability and viability.

Ryanair's three new domestic routes from Rome Fiumicino to Catania, Lamezia and Palermo go on sale today at fares that start from just €49 one way and these low fares will enable many thousands of Italian families to return home to the South of Italy or Sicily in time for the Christmas celebrations."

For further information
please contact:                Robin Kiely                                   Joe Carmody
                                           Ryanair Ltd                                   Edelman
                                          Tel: +353-1-8121212                  Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 26 November, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary